Sidley Austin LLP One South Dearborn Street Chicago, IL 60603 +1 312 853 7000 +1 312 853 7036 Fax AMERICA ● ASIA PACIFIC ● EUROPE	MHEINZ@SIDLEY.COM +1 312 853 2071

July 17, 2023

VIA EDGAR SUBMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Conlon Danberg
Katherine Bagley
Jeanne Bennett
Brian Cascio

Re:	Dune Acquisition Corporation
Preliminary Proxy Statement on Schedule 14A
Filed June 5, 2023
File No. 001-39819

Ladies and Gentlemen:

This letter sets forth the responses of Dune Acquisition Corporation (“Dune” or the “Company”) to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated July 3, 2023, with respect to the Company’s Preliminary Proxy Statement on Schedule 14A, filed on June 5, 2023, File No. 001-39819 (the “Proxy Statement”).

Concurrently with the submission of this letter, we are publicly filing Amendment No. 1 to the Proxy Statement (the “Amended Proxy Statement”) in response to the Staff’s comments. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Amended Proxy Statement. For your convenience, each of the Staff’s comments is reprinted in bold below, followed by the Company’s responses thereto.

Preliminary Proxy Statement on Schedule 14A filed June 5, 2023

Cautionary Note Regarding Forward-Looking Statements, page ix

1.	We note your reliance upon the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Because the application of the safe harbor to your initial business combination is unsettled (due in part to no definitive case law regarding its application), please condition your reliance with qualifying language that the protections of the safe harbor of the Private Securities Litigation Reform Act of 1995 may not be available.

RESPONSE:

The Company has revised the Proxy Statement in response to the Staff’s comment. Please see page x of the Amended Proxy Statement.

Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships.

U.S. Securities and Exchange Commission

July 17, 2023

Questions and Answers About the Business Combination and the Special Meeting

Q: What equity stake will current Dune stockholders and the Sellers hold . . ., page xvii

2.	We note that, assuming no further redemptions, current Dune public stockholders are expected to hold an approximate 10.5% equity stake in New Global after the Business Combination. Here or elsewhere in the proxy statement, please state the aggregate and per share implied valuation of this 10.5% stake based on (i) the $57.5 million Company Equity Value under the Unit Purchase Agreement, (ii) the $99.2 million implied equity value using the Comparable Public Company Analysis from the Newbridge fairness opinion and (iii) the $114.5 million valuation from the DCF Analysis from the Newbridge fairness opinion.

RESPONSE:

The Company has revised the Proxy Statement in response to the Staff’s comment. Please see pages xviii and 6 of the Amended Proxy Statement.

3.	Please disclose whether the combined company will be a “controlled company” as defined under the relevant Nasdaq listing rules and, if so, whether you intend to rely on the exemptions as a controlled company. If applicable, please include risk factor disclosure that discusses the effect, risks and uncertainties of being designated a controlled company, including but not limited to, the result that you may elect not to comply with certain corporate governance requirements.

RESPONSE:

In response to the Staff’s comment, the Company respectfully advises the Staff that it will not be deemed a “controlled company” as defined by the Nasdaq listing rules, because the holders of the New Global Common Stock do not have any agreement or arrangement to act together as a “group.” Accordingly, the Company will not avail itself of the exemptions afforded to a controlled company. The Company has revised the Proxy Statement in response to the Staff’s comment. Please see page 42 of the Amended Proxy Statement.

Q: What happens to the funds deposited in the Trust Account after consummation of the Business Combination?, page xx

4.	We note your disclosure that “holders of an aggregate of 16,067,946 shares of Class A Common Stock exercised . . . their right to redeem such shares for a pro rata portion of the funds held in the Trust Account.” Please revise your disclosure in this section to provide the percentage of total shares of Class A Common Stock this number of shares represented at the time of the stockholder vote.

RESPONSE:

The Company has revised the Proxy Statement in response to the Staff’s comment. Please see page xxi of the Amended Proxy Statement.

U.S. Securities and Exchange Commission

July 17, 2023

Q: What is an “Up-C” Structure?, page xx

5.	We note your disclosure that the Business Combination will result in an Up-C structure. Please disclose whether you have entered or intend to enter into a Tax Receivable Agreement or any similar tax agreement or arrangement with the Sellers. Please include such tax agreement in your proxy statement and describe its material terms.

RESPONSE:

In response to the Staff’s comment, the Company respectfully advises the Staff that the Company does not have any tax receivable agreements or any similar tax agreements or arrangements with the Sellers, and it will not be entering into a tax receivable agreement or any similar tax agreement or arrangement with the Sellers. The Company has revised the Proxy Statement in response to the Staff’s comment. Please see page xxi of the Amended Proxy Statement.

Q: Why is the NTA Proposal being proposed?, page xxii

6.	We note your disclosure that the NTA Proposal would “remove from the Current charter requirements limiting Dune’s ability to redeem shares of Dune Class A Common Stock and consummate an initial business combination if the amount of Dune Stockholder Redemptions would cause Dune to have less than $5,000,0001 in net tangible assets,” and that the NTA Proposal is conditioned upon the approval of the Business Combination Proposal. We also note your disclosure that you will not be required to meet the $5,000,001 in net tangible assets to avoid the definition of penny stock because securities of the combined company are or will be listed on a national securities exchange upon the Closing. However, if the amount in the trust falls below $5,000,001 as a result of redemptions, you would likely no longer meet the Nasdaq listing standards. At that point, it is possible you would become a penny stock. Please revise here and elsewhere as appropriate to clearly discuss the impact that the trust falling below $5,000,001 would have upon your listing on Nasdaq and discuss the consideration given to this possibility in your determination to propose to remove this provision from your charter. Please provide clear disclosure that removal of this provision could result in your securities falling within the definition of penny stock and clearly discuss the risk to you and investors if your securities were to fall within the definition of penny stock. In your discussion, please clarify whether the NTA Proposal is conditioned solely upon the approval of the business combination or the business combination’s closing.

RESPONSE:

The Company has revised the Proxy Statement in response to the Staff’s comment. Please see pages xxii, xxiii, 41 and 126 of the Amended Proxy Statement.

Summary of the Proxy Statement, page 1

7.	We note that the audit opinions for Dune and Global Hydrogen includes paragraphs related to substantial doubt about the ability of Dune and Global Hydrogen, respectively, to continue as going concerns. Please include prominent disclosure regarding this point in the Summary section. As a related matter, please prominently disclose, where you provide information about the parties to the business combination, that Global Hydrogen has not yet commenced operations or developed plans to execute its anticipated business lines.

RESPONSE:

The Company has revised the Proxy Statement in response to the Staff’s comment. Please see pages 1, 13, 147 and 157 of the Amended Proxy Statement.

U.S. Securities and Exchange Commission

July 17, 2023

Risk Factors

Risks Related to Global Hydrogen

Our business model has yet to be tested . . ., page 24

8.	We note your statement that “as a result of the capital-intensive nature of our business, we can be expected to continue to sustain substantial operating expenses without generating sufficient revenues to cover expenditures.” Please reconcile this statement with management’s projections for 2023 and 2024 and the discounted cash flow analysis included in the proxy statement which show positive free cash flow and stable free cash flow margins from 2023 through 2032.

RESPONSE:

The Company has revised the Proxy Statement in response to the Staff’s comment. Please see page 25 of the Amended Proxy Statement.

Our potential international expansion . . ., page 25

9.	Given that Global Hydrogen has yet to commence operations, please clarify when you expect to expand internationally. Alternatively, remove this and any similar or related disclosure from your filing.

RESPONSE:

The Company has revised the Proxy Statement in response to the Staff’s comment. Please see pages 26, 27, 28 and 64 of the Amended Proxy Statement.

Risks Related to New Global’s Shares Following the Transactions

Dune’s Sponsor, directors, officers, advisors or their affiliates may enter into certain transactions, including purchasing . . ., page 37

10.	We note your disclosure on page 37 and 86 indicating that Dune’s Sponsor, directors, officers, advisors or their affiliates may enter into transactions with investors and others to provide them with incentives to acquire public shares or vote their public shares in favor of the Business Combination. Please provide your analysis on how such purchases will comply with Rule 14e-5, including whether the price offered in such purchases may be higher than the redemption price. To the extent you are relying on Tender Offer Rules and Schedules Compliance and Disclosure Interpretation 166.01 (March 22, 2022), please provide an analysis regarding how it applies to your circumstances.

RESPONSE:

The Company has revised the Proxy Statement in response to the Staff’s comment. Please see pages xxviii, 38, 88 and 89 of the Amended Proxy Statement.

Nasdaq may delist New Global’s securities . . ., page 40

11.	We note your disclosure that “Dune cannot assure you that . . . New Global’s securities will be listed on Nasdaq following the Business Combination.” However, you disclose elsewhere that Nasdaq listing is a condition to closing of the business combination. Please revise for consistency.

RESPONSE:

The Company has revised the Proxy Statement in response to the Staff’s comment. Please see page 41 of the Amended Proxy Statement.

U.S. Securities and Exchange Commission

July 17, 2023

Involvement of members of our management . . ., page 44

12.	You disclose that members of your management team and companies with which they are affiliated maybe involved in litigation relating to their business affairs unrelated to your company, and that no claims were asserted against you or your Sponsor. However, you also disclose that, on December 8, 2020, your Sponsor filed amended counterclaims in certain litigation. Please clarify the extent of your Sponsor’s involvement in these proceedings, and how its involvement could impact your business.

RESPONSE:

The Company has revised the Proxy Statement in response to the Staff’s comment. Please see page 46 of the Amended Proxy Statement.

Risks Related to Dune and the Business Combination

Our Sponsor, directors, executive officers, advisors and their affiliates may elect to purchase shares or public warrants . . ., page 45

13.	We note your statement that “purchases of public shares could be to vote such shares in favor of the Business Combination and thereby increase the likelihood of obtaining stockholder approval of the Business Combination or to satisfy a Closing condition in the Purchase Agreement that requires us to have a certain amount of cash at the Closing, where it appears that such requirement would otherwise not be met.” Please clarify if the Purchase Agreement contains a minimum cash at Closing requirement.

RESPONSE:

In response to the Staff’s comment, the Company respectfully advises the Staff that there is no minimum cash at closing requirement. The Company has revised the Proxy Statement in response to the Staff’s comment. Please see page 47 of the Amended Proxy Statement.

A provision of our warrant agreement may make it more difficult for us to consummate an initial business combination., page 47

14.	Please expand on this risk factor to note whether you anticipate this provision would be triggered by the proposed Business Combination.

RESPONSE:

The Company has revised the Proxy Statement in response to the Staff’s comment. Please see page 49 of the Amended Proxy Statement.

U.S. Securities and Exchange Commission

July 17, 2023

The ability of Dune stockholders to exercise redemption rights with respect to a large number of shares . . ., page 51

15.	We note your disclosure that “[i]f a larger number of shares are submitted for redemption than we initially expected, we may need to restructure the transaction to reserve a greater portion of the cash in the Trust Account. The above considerations may limit our ability to complete the Business Combination . . .” Your disclosure elsewhere in the proxy statement suggests that under a maximum redemption scenario you will still be able to complete the Business Combination even if 100% of the public shareholders redeem their shares. Please revise this language or specify the circumstances under which you would need to restructure or abandon the transaction as a result of redemptions.

RESPONSE:

The Company has revised the Proxy Statement in response to the Staff’s comment. Please see page 53 of the Amended Proxy Statement.

Even though the Dune Board obtained and considered the fairness opinion . . ., page 60

16.	You disclose that the Dune Board obtained and considered the fairness opinion provided by Newbridge as one of the many factors considered in the board’s evaluation of the proposed Business Combination. However, you also disclose that “the information provided to Newbridge and to Dune about Global Hydrogen was illustrative in nature, is not based on actual or historical information, and is subject to a variety of assumptions, risks and contingencies;” and “no assurance can be given that the price Dune is paying for Global hydrogen is fair, from a financial point of view, to Dune and its stockholders.” Please revise your filing to disclose why Dune elected to have Newbridge present the materials to the board of directors in connection with the business combination, given that the opinion is “not based on actual or historical information.” Ensure your disclosure describes clearly how the board used the materials Newbridge provided and presented. In addition, shareholders are entitled to rely upon all disclosure contained in proxy, especially as it relates to the fairness of the consideration to be paid, and you should remove any disclosure implying that shareholders should not be able to rely upon the fairness opinion and related disclosure.

RESPONSE:

The Company has revised the Proxy Statement in response to the Staff’s comment to disclose why the Company elected to have Newbridge present the materials to the Company’s board of directors in connection with the Business Combination, given that Newbridge’s fairness opinion is not based on actual or historical information. Please see pages 9, 62 and 102 of the Amended Proxy Statement. The Company respectfully advises the Staff that disclosure of how the Company’s board used the materials provided and presented by Newbridge previously appeared in the Proxy Statement in the sections titled “Summary of the Proxy Statement — Opinion of Dune’s Financial Advisor” on page 9 thereof and “The Business Combination Proposal — Opinion of Dune’s Financial Advisor” beginning on page 98 thereof. The Company respectfully advises the Staff that it has not included disclosure in the Proxy Statement that implies stockholders should not rely upon Newbridge’s fairness opinion or the disclosures relating thereto.

U.S. Securities and Exchange Commission

July 17, 2023

If we are deemed to be an investment company under the Investment Company Act . . ., page 65

17.	Please update this risk factor to note as discussed elsewhere in the proxy statement that, on December 15, 2022, to mitigate the risk of you being deemed to have been operating as an unregistered investment company under the Investment Company Act, you instructed Continental, the trustee with respect to the trust account, to liquidate the U.S. government treasury obligations or money market funds held in the trust account and thereafter to hold all funds in the trust account in cash (i.e., in one or more interest-bearing demand deposit accounts) until the earlier of the consummation of a business combination or your liquidation.

RESPONSE:

The Company has revised the Proxy Statement in response to the Staff’s comment. Please see page 67 of the Amended Proxy Statement.

Unaudited Pro Forma Condensed Combined Balance Sheet, page 73

18.	Please disclose whether there are any minimum cash or minimum equity conditions for the business combination and how you plan to meet these conditions under each redemption scenario. We also reference in Note (F) that under the maximum redemption scenario there will be insufficient cash to pay the estimated transactional related fees and expenses and you have reflected a reversal of part of these transactional fees and expenses due to the cash shortfall. Please disclose how this cash shortfall and failure to pay the transactional related fees impacts the business combination and your plans to address this matter.

RESPONSE:

In response to the Staff’s comment, the Company respectfully advises the Staff that there is no minimum cash condition. The Company has revised the Proxy Statement in response to the Staff’s comment. Please see page 77 of the Amended Proxy Statement.

The Business Combination Proposal

Background of the Business Combination, page 89

19.	Please revise your disclosure in this section to include negotiations relating to material terms of the transaction, including the Up-C structure of the post-combination company, the removal of the net tangible assets threshold from the company charter, the composition of the board of directors and management of the combined company after the business combination, and the amount of the equity incentive plan. In your revised disclosure, please explain the reasons for such terms, each party’s position on such issues and how you reached agreement on the final terms.

RESPONSE:

The Company has revised the Proxy Statement in response to the Staff’s comment. Please see pages 92 through 95 of the Amended Proxy Statement.

20.	We note your disclosure that “[i]n December 2022, Dune’s management team began considering investments in the clean technology sector.” Please state whether you evaluated or considered potential transactions with any other businesses in the clean technology sector prior to entering into the Business Combination with Global Hydrogen. Please also note what consideration you gave to pursuing a new transaction in the software industry or fintech sector after the termination of the TradeZero transaction. Amend your disclosure in this section to provide detailed discussion of the alternative targets considered by you, if any, including how the consideration of these target businesses progressed and the reasons why these alternative targets were not ultimately pursued.

RESPONSE:

The Company has revised the Proxy Statement in response to the Staff’s comment. Please see page 91 of the Amended Proxy Statement.

U.S. Securities and Exchange Commission

July 17, 2023

21.	We note your statement here that “Dune suggested that transaction consideration of $75 million in equity and an additional 2,500,000 million shares as earn-out consideration could be a constructive starting point for valuation, pending Dune’s findings as a result of continued due diligence of Global Hydrogen” and similar statements on page 90 regarding proposed transaction consideration of $60 million, $52.5 million, $62.5 million and $57.5 million. Please revise this section to disclose how the parties arrived at these valuations, including the methodology employed in reaching the valuations.

RESPONSE:

The Company has revised the Proxy Statement in response to the Staff’s comment. Please see pages 92 and 93 of the Amended Proxy Statement.

22.	When discussing the various actions taken by Global Hydrogen or Global Hydrogen’s management in the background section, please clarify if Mr. Nance was involved.

RESPONSE:

The Company has revised the Proxy Statement in response to the Staff’s comment. Please see pages 91 through 94 of the Amended Proxy Statement.

23.	You disclose that, on April 11, 2023, Winston & Strawn provided the initial draft of the Purchase Agreement to Alston & Bird, the proposed terms of which Alston & Bird began to review with Global Hydrogen. Please briefly describe the material terms of the initial draft Purchase Agreement.

RESPONSE:

The Company has revised the Proxy Statement in response to the Staff’s comment. Please see pages 93 and 94 of the Amended Proxy Statement.

24.	We note your statement on page 91 that “[o]n April 12, 2023, Dune received the final updated financial model, reflecting Global Hydrogen’s refined capital expenditure assumptions.” Please note what changes were made to the refined model and if these changes are reflected in the management projections presented on page 96. Please also clarify the impact, if any, of these changes on the valuation of Global Hydrogen.

RESPONSE:

The Company has revised the Proxy Statement in response to the Staff’s comment. Please see page 94 of the Amended Proxy Statement.

U.S. Securities and Exchange Commission

July 17, 2023

25.	Please clarify your description of the board approval on May 12, 2023 to note the role of the Recused Director.

RESPONSE:

The Company has revised the Proxy Statement in response to the Staff’s comment. Please see pages 10, 95, 98 and 102 of the Amended Proxy Statement.

Dune’s Board of Directors’ Reasons for Recommending the Business Combination, page 93

26.	We note your statement that your Board concluded that Global Hydrogen met the majority of the illustrative criteria identified in your IPO prospectus, and your discussion of the “positive factors” considered by the board. To balance your discussion of these positive factors, please provide additional detail describing which of each of the listed criteria you concluded were or were not met by Global Hydrogen.

RESPONSE:

The Company has revised the Proxy Statement in response to the Staff’s comment. Please see page 98 of the Amended Proxy Statement.

27.	We note your statement that “[u]nlike some of its competitors that may take years from purchase to deliver production, Global Hydrogen is able to ramp operations of its electrolyzer offerings in a period of 6 to 9 months and its SMR plants in a period of 12 to 18 months depending on size and quantity of order.” Given your disclosure throughout the proxy statement that Global Hydrogen has yet to commence operations, please discuss the reasons you expect to be able to ramp operations faster than some competitors.

RESPONSE:

The Company has revised the Proxy Statement in response to the Staff’s comment. Please see page 97 of the Amended Proxy Statement.

Certain Projected Financial Information, page 96

28.	We reference the projections considered by the Dune Board in connection with the Business Combination on pages 96 and 101. We have the following comments regarding these projections:

●	Please explain why the projections included on page 101 are not included in the table on page 96;

RESPONSE:

In response to the Staff’s comment, the Company respectfully advises the Staff that the projections included on pages 105 and 106 of the Proxy Statement are not included in the table on page 100 of the Proxy Statement as Global Hydrogen provided to the Dune Board only two years of projections (2023 and 2024), which are included on page 100 of the Proxy Statement. In order to conduct its ten-year discounted cash flow analysis, Newbridge developed a ten-year projection, which is included on pages 105 and 106 of the Proxy Statement.

U.S. Securities and Exchange Commission

July 17, 2023

●	Please revise to provide additional information surrounding material assumptions and estimates underlying the projected financial information to provide investors with sufficient information to evaluate the reasonableness of these projections;

RESPONSE:

The Company has revised the Proxy Statement in response to the Staff’s comment. Please see pages 100 and 101 of the Amended Proxy Statement.

●	We note that the primary drivers of the projections are closed project growth, closed project size and closed project type. Please disclose specific assumptions related to your planned projects (e.g. specific number of projects, size and type each year) that were used to develop the projections. To the extent the projections are based on multiple scenarios, discuss that fact, identify the various scenarios used, and how each scenario was weighted;

RESPONSE:

The Company has revised the Proxy Statement in response to the Staff’s comment. Please see pages 100 and 101 of the Amended Proxy Statement.

●	Explain how management and the Board considered and relied upon the projections and how they determined these projections were reasonable, particularly in light of the length of the projections on page 101 and considering that Global Hydrogen has not commenced operations and has not generated revenues as of March 31, 2023;

RESPONSE:

The Company has revised the Proxy Statement in response to the Staff’s comment. Please see pages 98 and 99 of the Amended Proxy Statement.

●	Please consider the need to provide cautionary language that addresses the fact that the farther out projections go, the more speculative they become. Address the reasonableness of 10-year projections of revenues related to operations of Global Hydrogen that have not commenced.

RESPONSE:

The Company has revised the Proxy Statement in response to the Staff’s comment. Please see pages 25, 98 and 99 of the Amended Proxy Statement.

29.	We note that, assuming there are no additional redemptions of Class A Common Stock, you are projecting $9.8M of cash to New Global’s balance sheet as a result of the Business Combination. We also note your projections of $3.3M and $13.0M of project expenses for 2023 and 2024 and your disclosure that “[t]he Projections assume owned plants were financed on a project-by-project basis, using the assets of the project as collateral; and joint ventures were financed in whole or in part by customers or by a group including Global Hydrogen and other project partners.” Please note whether the projections assume a certain level of redemptions or cash as a result of the Business Combination or if project expenses are assumed to be financed entirely by future financing and/or free cash flow.

RESPONSE:

The Company has revised the Proxy Statement in response to the Staff’s comment. Please see page 101 of the Amended Proxy Statement.

U.S. Securities and Exchange Commission

July 17, 2023

30.	We refer to your statement that “[s]ystems and equipment sold was assumed to be the most prevalent closed project type in the Projections for 2023, with owned plants becoming more prevalent in 2024.” Please clarify what systems and equipment you intend to sell and revise your description of your planned business as necessary to reflect this initial business model.

RESPONSE:

The Company has revised the Proxy Statement in response to the Staff’s comment. Please see page 100 of the Amended Proxy Statement.

31.	We note your statement that “Global Hydrogen also is currently a 100% minority-owned business and applies for government programs on that basis as well.” Please note here or elsewhere in the proxy statement whether you expect to be eligible for such programs following the Business Combination as a result of the founders retained 51% stake in the combined company or otherwise.

RESPONSE:

The Company has revised the Proxy Statement in response to the Staff’s comment. Please see pages 39 and 101 of the Amended Proxy Statement.

Other Board Considerations, page 97

32.	We note your statement that “Global Hydrogen disagrees with a number of statements in this section.” Please clarify which statements Global Hydrogen disagrees with and why.

RESPONSE:

The Company has revised the Proxy Statement in response to the Staff’s comment. Please see page 102 of the Amended Proxy Statement.

Opinion of Dune’s Financial Advisor

Comparable Public Company Analysis, page 100

33.	We note your disclosure regarding the selection criteria used by Newbridge for the comparable public companies. Please state whether, and if so, why, Newbridge excluded any companies meeting the selection criteria from the analyses. Additionally, please explain why Newbridge selected entities with market capitalizations exceeding $200 million given the various valuations of Global Hydrogen disclosed in the proxy statement are all significantly below $200 million.

RESPONSE:

In response to the Staff’s comment, the Company respectfully advises the Staff that Newbridge began its comparable public company analysis by selecting public companies that had a minimum threshold of market capitalization, in this case entities with market capitalization exceeding $200 million, because that is approximately where Newbridge believes price discovery as a function of size and trading liquidity occurs in the public markets. There were no companies that had similar business characteristics to Global Hydrogen that had a market capitalization below $200 million that were excluded from the public comparable data set as a starting point. Newbridge did not exclude any companies meeting the selection criteria disclosed on page 100 of the Proxy Statement from its comparable public company analysis. The Company has revised the Proxy Statement in response to the Staff’s comment. Please see page 104 of the Amended Proxy Statement.

U.S. Securities and Exchange Commission

July 17, 2023

34.	Please explain why Newbridge used Enterprise Value/2024E EBITDA multiples to conduct the Comparable Public Company Analysis. Please also note whether Newbridge considered any other metrics and any specific reason or reasons Newbridge was not able to use other metrics. Finally, please explain why certain of the valuation multiples are listed as not meaningful and what impact this determination had on the analysis.

RESPONSE:

In response to the Staff’s comment, the Company respectfully advises the Staff that Newbridge, in conducting its Public Comparables and M&A Comparables analyses, prefers to use an Enterprise Value / EBITDA multiple when possible. However, there may be occasions when using an Enterprise Value / Revenue multiple as a default may be used, such as when the target company has a negative EBTIDA or when more than 30% of the comparable list has negative EBITDA (either in the last twelve months or one-year forward).

Discounted Cash Flow Analysis, page 100

35.	We note that Newbridge’s DCF Analysis extrapolated estimates based on the management projections by assuming (i) revenue growth of 100% for 2025, 50% for 2026 and 25% for 2027 through 2032, (ii) a discount rate of 18.5%, (iii) a perpetual growth rate of 2.0% in connection with the terminal value calculation and (iv) stable FCF Margins of 20.0%. Please explain how Newbridge arrived at these assumptions as they do not appear to be linear extrapolations of the 2023 and 2024 management projections.

RESPONSE:

In response to the Staff’s comment, the Company respectfully advises the Staff that Newbridge, in order to be conservative in its assumptions, reduced the growth rates over time and left the free-cash-flow margins the same as they were in 2024. The 2023 / 2024 growth rate was 352.7%, albeit from a very small base of sales. Newbridge reduced this growth rate to a 25% steady rate over time and maintained the rate at that level for the period from 2027 to 2032.

The Purchase Agreement

Company Termination Fee, page 119

36.	You disclose that, under certain circumstances, Global Hydrogen shall pay to Dune, within five business days of the termination date, a termination fee of $7,500,000. Please disclose the circumstances, if any, under which Dune would be required to pay a termination fee to Global Hydrogen, and quantify this fee, if applicable.

RESPONSE:

The Company has revised the Proxy Statement in response to the Staff’s comment. Please see page 123 of the Amended Proxy Statement.

U.S. Securities and Exchange Commission

July 17, 2023

Exchange Agreement, page 120

37.	Please briefly describe the terms and conditions under which the Sellers will have the right to exchange their Holdings Common Units together with their shares of Dune Class B Common Stock for shares of New Global’s Class A Common Stock or cash.

RESPONSE:

The Company has revised the Proxy Statement in response to the Staff’s comment. Please see page 125 of the Amended Proxy Statement.

The Charter Proposal

Changes to Authorized Capital Stock, page 125

38.	We note your disclosure that the charter amendment “is necessary to effectuate the ‘Up-C’ structure, which the Board believes will provide potential future tax benefits for both New Global and Holdings’ equity holders (other than New Global) after the Closing when they ultimately exchange their Holdings Common Units.” Please expand on this statement to briefly discuss the potential tax benefits to New Global from the Up-C structure.

RESPONSE:

The Company has revised the Proxy Statement in response to the Staff’s comment. Please see page 129 of the Amended Proxy Statement.

Information Related to Global Hydrogen, page 153

39.	We note that your business section appears to discuss only the positive aspects of Global Hydrogen, and does so in the present tense. Please amend your disclosure here and in your MD&A section so that it is clear that Global Hydrogen has yet to commence operations, and amend your disclosure in the Business section to discuss any material negative aspects of Global Hydrogen’s business, strategy or prospects (in some cases, as discussed in the Risk Factors and other sections of the proxy statement). For example:

●	if true, please prominently state that Global Hydrogen has not commenced operations, does not currently have any customers and has not generated any revenue to date;

RESPONSE:

The Company has revised the Proxy Statement in response to the Staff’s comment. Please see pages 147 and 157 of the Amended Proxy Statement.

U.S. Securities and Exchange Commission

July 17, 2023

●	when discussing the various methods of hydrogen production you may pursue, please clearly note whether these are existing technologies or if you still need to develop material technological improvements or discoveries in order to commercialize these products; and

RESPONSE:

The Company has revised the Proxy Statement in response to the Staff’s comment. Please see pages 159 and 160 of the Amended Proxy Statement.

●	please note whether you have access to all intellectual property that would be necessary to develop projects based on each of the hydrogen production methods you may pursue.

RESPONSE:

The Company has revised the Proxy Statement in response to the Staff’s comment. Please see page 160 of the Amended Proxy Statement.

40.	Please provide an anticipated timeframe for the execution of your business model, noting the steps involved such as project identification, regulatory approvals, plant construction, and commencement of operations. Please explain when in this process you would expect to start generating revenue. Please explain whether you anticipate your business model will involve significant milestone payments or if you will only generate revenue upon the successful generation and final sale of hydrogen, carbon dioxide or other gases. Note whether you plan to sell the gas you produce pursuant to long term contracts with fixed prices and terms or if you expect to have significant exposure to fluctuations in the market price of hydrogen or other gases. Finally, please disclose the number of projects you are currently developing and how far along in the development process these projects are.

RESPONSE:

The Company has revised the Proxy Statement in response to the Staff’s comment. Please see pages 100, 157 and 158 of the Amended Proxy Statement.

41.	We note your statement that “[you] hope that these plans, if successfully carried out, will allow [you] to produce clean hydrogen and carbon dioxide at a net cost normally seen only in larger scale plants and which supports competitive market prices for [y]our end products.” Please specify the net cost of clean hydrogen and carbon dioxide you hope your plans will allow you to produce if successfully carried out.

RESPONSE:

The Company has revised the Proxy Statement in response to the Staff’s comment. Please see page 157 of the Amended Proxy Statement.

42.	We refer to your statement that you believe you are “well-placed to benefit as a developer of projects eligible for several of these [government] incentives, such as the hydrogen tax production credits and the investment tax credits made available in the United States through the recently enacted Inflation Reduction Act of 2022.” Here or elsewhere in the proxy statement, please explain the value and term of these credits under existing law, the criteria for the credits and how you anticipate your business will satisfy the criteria.

RESPONSE:

The Company has revised the Proxy Statement in response to the Staff’s comment. Please see pages 157 and 158 of the Amended Proxy Statement.

U.S. Securities and Exchange Commission

July 17, 2023

43.	We note your statement that you believe “[y]our projects will typically have a target 70% or better offtake to merchant sales mix.” Please explain what you mean by merchant sales mix and why you believe your projects will be able to achieve this target.

RESPONSE:

The Company has revised the Proxy Statement in response to the Staff’s comment. Please see page 163 of the Amended Proxy Statement.

Information Related to Dune

Conflicts of Interest, page 169

44.	We note that your amended and restated certificate of incorporation provides that you renounce your interest in any corporate opportunity offered to any director or officer under certain circumstances. Please address whether this potential conflict of interest impacted your search for an acquisition target, and amend your risk factor disclosure to discuss the risks, if any, related to your renunciation of your interest in such corporate opportunities.

RESPONSE:

The Company has revised the Proxy Statement in response to the Staff’s comment. Please see pages 46, 47 and 174 of the Amended Proxy Statement.

Material U.S. Federal Income Tax Considerations of the Redemptions to Holders of Dune Class A Common Stock, page 193

45.	Please address the following issues related to your tax disclosure:

●	We note your disclosure addresses only “certain” material tax considerations. Please revise to include all material tax considerations. Please refer to Section III.C.1 of Staff Legal Bulletin 19.

RESPONSE:

The Company has revised the Proxy Statement in response to the Staff’s comment. Please see page 201 of the Amended Proxy Statement.

●	Please revise your tax considerations disclosure to discuss the material U.S. federal income tax considerations of the Business Combination for holders of Dune Class A Common Stock that do not elect to have their shares redeemed for cash. We note that the Unit Purchase Agreement indicates that the parties intend for (i) Holdings to be treated as a continuation of Global Hydrogen pursuant to Section 708(a) of the Internal Revenue Code; (ii) Sellers to be treated as continuing to own partnership interests in the Continuing Partnership; and (iii) in connection with the SPAC Contribution, the SPAC to be treated as contributing assets to the Continuing Partnership in a transaction governed by Section 721 of the Internal Revenue Code.

U.S. Securities and Exchange Commission

July 17, 2023

RESPONSE:

In response to the Staff’s comment, the Company respectfully advises the Staff that the Business Combination is structured as an acquisition by Holdings, a subsidiary of Dune, of all of the equity of Global Hydrogen, rather than a merger or other transaction structure involving the exchange of Dune Class A Common Stock. The structure of the Business Combination is described on pages 2 and 3 of the Amended Proxy Statement. Therefore, because the Business Combination is not a transaction in which the holders of Dune Class A Common Stock are engaged, the Company respectfully declines to revise the tax considerations disclosure as requested. The Company notes that the holders of Dune Class A Common Stock that do not elect to have their shares redeemed for cash are not receiving any consideration (either cash or equity) in the Business Combination and will simply continue to hold their existing Dune Class A Common Stock after the Business Combination.

●	If you believe the Business Combination will be tax free to the holders of Dune Class A Common Stock that do no redeem their shares, please clearly state this and disclose an opinion of counsel that supports this conclusion. Additionally, please state whether the receipt of a tax opinion as to the tax free nature of the transaction is a condition to closing of the Business Combination.

RESPONSE:

In response to the Staff’s comment, the Company respectfully advises the Staff that the Business Combination is structured as an acquisition by Holdings, a subsidiary of Dune, of all of the equity of Global Hydrogen, rather than a merger or other transaction structure involving the exchange of Dune Class A Common Stock. The structure of the Business Combination is described on pages 2 and 3 of the Amended Proxy Statement. Because the holders of Dune Class A Common Stock will not be engaging in a transaction in respect of the Business Combination, the Company has not made reference to any opinion with respect to such (non)-transaction. The Company respectfully refers the Staff to page 202 of the Amended Proxy Statement, in which the Company does note more generally that “[w]e have not sought, and do not expect to seek, a ruling from the IRS as to any U.S. federal income tax consequence described herein or a formal opinion of tax advisors with respect to the statements made and the conclusions reached in the following discussion.”

March 31, 2023 Dune Acquisition Corporation Financial Statements

Unaudited Condensed Consolidated Statements of Operations, page F-3

46.	Please explain to us the other income from write-off of legal fees of $2,060,549 and the basis for your accounting treatment.

RESPONSE:

In response to the Staff’s comment, the Company respectfully advises the Staff that in accordance with ASC 405, Dune derecognized its liabilities relating to certain legal fees that were incurred in relation to a failed acquisition. This occurred during the three months ended March 31, 2023 and this is when Dune received legal release from the respective creditors. It was recorded in other income as it did not relate to a debt or equity financing.

U.S. Securities and Exchange Commission

July 17, 2023

December 31, 2022 Dune Acquisition Corporation Financial Statements

Consolidated Statements of Changes in Stockholders’ Deficit, page F-26

47.	We note that net income for fiscal 2022 does not agree with your consolidated statements of operations on page F-25 and total stockholders’ deficit at December 31, 2022 does not agree with your consolidated balance sheets on page F-26. Please revise so that the related amounts in the financial statements are in agreement.

RESPONSE:

In response to the Staff’s comment, the Company respectfully advises the Staff that the Company has corrected its Consolidated Statements of Changes in Stockholders’ Deficit, and in accordance with SEC Staff Accounting Bulletin No. 99, Materiality, and SEC Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements, the Company has filed its Annual Report on Form 10-K/A. Additionally, the Company has revised the Proxy Statement on pages F-26 and F-33 of the Amended Proxy Statement.

Note 2 - Restatement of Previously Issued Financial Statements, page F-34

48.	Please revise the explanation of the $5,749,511 adjustment in the consolidated statements of changes in stockholders’ deficit on page F-26 to be consistent with disclosures in this Note for the restatement.

RESPONSE:

The Company has revised the Proxy Statement in response to the Staff’s comment. Please see pages F-26 and F-33 of the Amended Proxy Statement.

General

49.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, has any members who are, or has substantial ties with, a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, please revise your filing to include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

RESPONSE:

In response to the Staff’s comment, the Company respectfully advises the Staff that the Company’s sponsor, and anyone or any entity associated with or otherwise involved in the transaction, is not, is not controlled by, and does not have substantial ties with, any non-U.S. person. Accordingly, the Company has not revised the disclosure in the Amended Proxy Statement in response to this comment.

*   *   *   *

U.S. Securities and Exchange Commission

July 17, 2023

If you have any questions regarding the foregoing or the Amended Proxy Statement, please contact the undersigned at (312) 853-2071.

Very truly yours,

/s/ Michael P. Heinz
Michael P. Heinz

cc:	Carter Glatt, Dune Acquisition Corporation
Chief Executive Officer